

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Francis T. Joyce
Chief Financial Officer
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, NY 10019

      Re: **Macquarie Infrastructure Company LLC**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 1-32385

Dear Mr. Joyce:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 62

Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, page 66

1.   We note from your disclosure that EBITDA includes non-cash unrealized gains and losses on derivative instruments, and includes interest expense, net of interest

income. Please tell us why unrealized gains and losses on derivative instruments and interest income are included in your determination of EBITDA.

2.   We also note your presentation of EBITDA is not consistent with the definition of EBITDA included in the adopting release of the Conditions for Use of Non-GAAP Financial Measures, which defines EBITDA as earnings before interest, taxes, depreciation, and amortization. As such, please revise your disclosure to identify your financial measure as something other than EBITDA and include the applicable disclosures required by Item 10(e) of Regulation S-K.

3.   We note you provide a measure of EBITDA for each reportable segment. However, the segment information disclosed within the notes to your financial statements, does not appear to indicate that EBITDA is a financial measure used by your chief operating decision maker for purposes of making decisions about allocating resources to the segment or assessing its performance. As such, please revise to remove such measures or demonstrate to us the usefulness of such measure to investors. For additional information, see Question 20 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at our website:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief